                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          -----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                                    DDi Corp.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    233162502
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                                 (CUSIP Number)

                                  Jason Mudrick
                    c/o Contrarian Capital Management, L.L.C.
                             411 West Putnam Avenue
                                    Suite 225
                          Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2007
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             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 233162502                   13D                      Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Contrarian Capital Management, L.L.C.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                    WC, AF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
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 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,993,672
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,993,672
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,993,672
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 233162502                   13D                      Page 3 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Contrarian Equity Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,891,836
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,891,836
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,891,836
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 233162502                   13D                      Page 4 of 7 Pages
----------------------                                      --------------------

Item 1.     Security and Issuer.

            The name of the issuer is DDi Corp. (the "Issuer"). The address of the Issuer's offices is 1220 Simon Circle, Anaheim, California 92806. This
schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share
(the "Shares").

Item 2.     Identity and Background.

            This statement is being filed on behalf of Contrarian Capital
Management, L.L.C. ("CCM") and Contrarian Equity Fund, L.P. ("Contrarian
Equity") the "Reporting Persons". CCM, a registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to and has voting and investment discretion over certain investment vehicles and managed accounts. Specifically, CCM serves as the general partner to Contrarian
Equity, a Delaware limited partnership that invests and trades in securities and financial instruments. The address of the Reporting Persons is 411 West Putnam
Avenue, Suite 225, Greenwich, CT 06830. The Managing Member of CCM is Jon R.
Bauer (the "Managing Member"). Neither the Reporting Persons nor the Managing
Member has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors). Neither the Reporting
Persons nor the Managing Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
The Managing Member is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            As of the date hereof, CCM may be deemed to beneficially own
2,993,672 Shares, consisting of 2,891,836 Shares held by Contrarian Equity and
101,836 Shares held in a client account managed by CCM (the "Managed Account").

            As of the date hereof, Contrarian Equity may be deemed to
beneficially own 2,891,836 Shares.

            The funds for the purchase of the Shares beneficially owned by the
Reporting Persons came from each of Contrarian Equity and the Managed Account, respectively. The total cost for the Shares beneficially owned by the Reporting
Persons is $20,431,330.53.

            No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.     Purpose of Transaction.

            The Reporting Persons purchased the Shares based on the Reporting
Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

            No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and intend to continue to engage in discussions with management and the Board of Directors of the Issuer concerning the strategic direction, business, operations and future plans of the Issuer. Depending on various factors including, without limitation,

----------------------                                      --------------------
CUSIP No. 233162502                   13D                      Page 5 of 7 Pages
----------------------                                      --------------------

the Issuer's financial position and investment strategy, the price levels of the
Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the
Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.

      (a-e) As of the date hereof, CCM may be deemed to be the beneficial owner of 2,993,672 Shares, consisting of 2,891,836 Shares held by Contrarian Equity and 101,836 Shares held by the Managed Account, constituting 13.2% of the Shares of the Issuer, based upon the 22,612,009 Shares outstanding as of May 7, 2007, according to the Issuer's Quarterly Report on Form 10-Q filed with the SEC on
May 9, 2007.

      CCM has the sole power to vote or direct the vote of the 101,836 Shares held by the Managed Account; has the shared power to vote or direct the vote of the 2,891,836 Shares held by Contrarian Equity; has sole power to dispose or direct the disposition of the 101,836 Shares held by the Managed Account; and
has shared power to dispose or direct the disposition of the 2,891,836 Shares held by Contrarian Equity.

      As of the date hereof, Contrarian Equity may be deemed to be the beneficial owner of 2,891,836 Shares constituting 12.8% of the Shares of the
Issuer, based upon the 22,612,009 Shares outstanding as of May 7, 2007, according to the Issuer's most recently filed Form 10-Q.

      Contrarian Equity has the sole power to vote or direct the vote of 0
Shares; has the shared power to vote or direct the vote of 2,891,836 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,891,836 Shares.

      There have been no transactions in the Shares during the past 60 days by the persons named herein.

      The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the
Shares.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

      Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.     Material to be Filed as Exhibits.

      A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

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CUSIP No. 233162502                   13D                      Page 6 of 7 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                 /s/ Jason Mudrick
                                 -----------------------------------------------
                                                   (Signature)

                                        Jason Mudrick, Portfolio Manager
                                 -----------------------------------------------
                                                  (Name/Title)

                                 CONTRARIAN EQUITY FUND, L.P.
                                 By:  Contrarian Capital Management, L.L.C.

                                 /s/ Jason Mudrick
                                 -----------------------------------------------
                                                   (Signature)

                                        Jason Mudrick, Portfolio Manager
                                 -----------------------------------------------
                                                  (Name/Title)

                                 June 8, 2007

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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CUSIP No. 233162502                   13D                      Page 7 of 7 Pages
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                                                                       Exhibit A

                             JOINT FILING AGREEMENT

      The undersigned agree that this Schedule 13D dated June 8, 2007 relating to the Common Stock, $0.001 par value of DDi Corp., shall be filed on behalf of the undersigned.

                                 CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                 /s/ Jason Mudrick
                                 -----------------------------------------------
                                                   (Signature)

                                        Jason Mudrick, Portfolio Manager
                                 -----------------------------------------------
                                                  (Name/Title)

                                 CONTRARIAN EQUITY FUND, L.P.
                                 By:  Contrarian Capital Management, L.L.C.

                                 /s/ Jason Mudrick
                                 -----------------------------------------------
                                                   (Signature)

                                        Jason Mudrick, Portfolio Manager
                                 -----------------------------------------------
                                                  (Name/Title)